SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

October 28, 2004

ICOS VISION SYSTEMS CORPORATION N.V.

(Translation of registrant’s name into English)

Researchpark Haasrode, Zone 1

Esperantolaan 8, 3001 Heverlee, Belgium

(Address of Principal Executive Offices)

(Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F X	Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934)

Yes	No X

(If “Yes” is marked, indicate below the file number assigned to the

Registrant in connection with Rule 12g3-2(b): 82-            )

Contact:

ICOS Vision Systems Corporation NV	Jody Burfening
Tel: 32 16 398 220	Lippert/Heilshorn & Associates, Inc.
Investor.relations@icos.be	212-838-3777
jburfening@lhai.com

ICOS VISION SYSTEMS REPORTS FINANCIAL RESULTS

FOR THE THIRD QUARTER OF 2004

Heverlee, Belgium – October 28, 2004 - ICOS Vision Systems Corporation NV (Nasdaq and Euronext: IVIS), a leading supplier of inspection solutions for the semiconductor industry, today announced its unaudited financial results for the third quarter ended September 30, 2004.

Revenues for the three months ended September 30, 2004 were € 24.7 million representing a decrease of approximately 9.5% over the second quarter revenues of € 27.3 million, and an increase of approximately 233% compared to the € 10.6 million reported for the third quarter of 2003. Income from operations for the third quarter of 2004 was € 8.3 million versus an operating income of € 1.4 million for the third quarter of 2003. Net income was € 5.8 million, or € 0.55 per share, compared to a net income of € 1.3 million, or € 0.12 per share, for the third quarter of 2003.

Revenues for the nine months ending September 30, 2004 were € 73.0 million compared to € 29.7 million for the same period in 2003. Income from operations for the first nine months of 2004 was € 24.2 million compared to an income from operations of € 2.8 million for the same period last year. Net income for the first nine months of 2004 was € 17.1 million or € 1.62 per share, compared to a net income of € 2.0 million or € 0.19 per share, for the first nine months of 2003.

“Despite an expected sequential revenue decrease, ICOS Vision Systems delivered a very strong performance in the third quarter through our diversified revenue mix and our flexible operational model that showed its strength by enabling margins to come in at the higher end of our guidance. This robust margin and careful working capital management helped us generate € 9.4 million in cash from operations in the quarter and boosted our stockholders equity to over € 71 million, an increase of 32% versus the beginning of the year, for a trailing four-quarter return on equity of 33%.” said Anton DeProft, ICOS’ President and Chief Executive Officer.

“Consistent with industry trends, we have seen evidence of substantial market softening lately. Looking ahead to predict demand is a more delicate matter, with visibility very limited and clear signs of a short-term market retreat. Assuming market conditions remain equally soft through the end of the year, we would expect our sales in the fourth quarter to sequentially decrease by perhaps as much as 20 to 30%, which would still represent a 15 to 30% increase over last year. We do expect our profit margins to remain robust, however, with gross margin remaining relatively unchanged sequentially and our operational margin remaining in the mid twenties.”

“Looking more deeply in to the revenue line in second half 2004, we see that our product mix is continuing to diversify with nearly a quarter of our revenues in this period coming from products that did not meaningfully contribute to our sales one year ago. This is evidence that our strategy of expanding our addressable markets with new product introductions is paying off and that, one by one, our new products are winning traction in those markets. We also continue to be on track with our wafer inspection business and expect to begin producing revenues from this product line in the fourth quarter, followed by a ramp up next year. Regardless of near term market weakness, ICOS continues to prudently invest in its future, and we believe that we are well situated to deliver long term growth that outpaces the market with our broadened product offering and stronger competitive position.”

About ICOS

ICOS is a leading worldwide developer and supplier of inspection equipment, primarily for the semiconductor packaging industry. ICOS believes it offers the most comprehensive line of 2D and 3D inspection solutions in its target markets. ICOS has three product lines: its stand-alone inspection equipment performs the final outgoing inspection and taping of various types of semiconductor components and its board-level and system-level OEM inspection systems are integrated at various stages of the semiconductor packaging process and in electronic assembly equipment.

ICOS’ headquarters are located in Heverlee, Belgium and it has R&D centers in Belgium, Germany and Hong Kong and sales and support offices in Japan, the USA, Singapore, Hong Kong and Korea.

“Safe Harbor” Statement under the Private Securities Litigation Reform Act of 1995: Certain matters discussed in this press release, such as market conditions and the Company’s expected financial performance in the fourth quarter of 2004, and any other statements about ICOS’ plans, objectives, expectations and intentions, are forward-looking statements. These statements are subject to risks and uncertainties that could cause actual results to differ materially from those projected or anticipated. These risks and uncertainties include, without limitation, risks relating to intellectual property, risks relating to technological change, the introduction of new products by the Company’s competitors, and the inherent uncertainty of law suits alleging patent infringement that have been filed against the Company, as well as risks relating to the Company’s dependence on the cyclical semiconductor and electronic assembly industries, risks relating to the conduct of the business worldwide, risks related to currency exchanges and other risks referred to in our most recent annual report on form 20-F and other filings with the Securities and Exchange Commission. The Company cautions readers not to place undue reliance upon any such forward-looking statements, which speak only as of the date made. The Company expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any such statements to reflect any change in the Company’s expectations or any change in events, conditions or circumstances on which any such statement is based, Further discussion of risk factors is also available in the Company’s SEC filings.

ICOS Vision Systems Corporation NV can be found on the World Wide Web at www.icos.be

-tables to follow-

ICOS Vision Systems Corporation NV

Consolidated Statements of Operations according to US GAAP

(in thousands of EURO, except for share and per share data)

	Three months ended September 30		Nine months ended September 30
	2004	2003	2004	2003
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Revenues	24,685	10,576	73,016	29,712
Cost of goods sold	9,542	4,567	28,655	12,992

Gross profit	15,143	6,009	44,361	16,720

Operating expenses:
Research & development	2,372	1,551	6,424	4,716
Selling, general & administrative	4,452	3,055	13,735	9,217
Total operating expenses	6,824	4,606	20,159	13,933

Income from operations	8,319	1,403	24,202	2,787

Other income (loss):
Interest income	28	24	87	101
Other income	47	40	124	126
Foreign currency exchange gain (loss)	(151)	90	(229)	(503)
Net other income (loss)	(76)	154	(18)	(276)

Net income before taxes	8,243	1,557	24,184	2,511

Income taxes	2,466	262	7,131	470

Net income	5,777	1,295	17,053	2,041

Basic earnings per share	0.55	0.12	1.62	0.19
Weighted average number of shares	10,523,810	10,507,810	10,514,759	10,507,810
Diluted earnings per share	0.54	0.12	1.59	0.19
Diluted weighted average number of shares	10,698,218	10,609,231	10,705,375	10,555,093

ICOS Vision Systems Corporation NV

CONSOLIDATED BALANCE SHEETS ACCORDING TO US GAAP

(in thousands of EURO)

	September 30, 2004	December 31, 2003
	(unaudited)	(audited)
ASSETS
Current Assets
Cash and cash equivalents	40,113	29,530
Trade accounts receivable	21,941	13,079
Inventories	17,527	10,681
Prepaid expenses and other current assets	3,567	1,983

Total current assets	83,148	55,273

Net property and equipment	9,500	9,196
Intangible assets	5,817	—
Other assets	2,160	5,260

Total Assets	100,625	69,729

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current Liabilities
Trade accounts payable	7,314	4,308
Short term borrowings & current portion long term debt	252	647
Other current liabilities	14,495	4,905

Total current liabilities	22,061	9,860

Long term debt, excluding current portion	5,134	5,171
Other long-term liabilities	2,280	646

Total liabilities	29,475	15,677

STOCKHOLDERS’ EQUITY
Common stock	3,236	3,230
Additional paid-in-capital	22,383	22,317
Retained earnings	46,866	29,813
Accumulated other comprehensive loss	(1,335)	(1,308)

Total stockholders’ equity	71,150	54,052

Total liabilities and stockholders’ equity	100,625	69,729

ICOS Vision Systems Corporation NV

CONSOLIDATED STATEMENTS OF CASH FLOWS according to US GAAP

(in thousands of EURO)

	Three months ended September 30		Nine months ended September 30
	2004	2003	2004	2003
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Cash flows from operating activities
Net income	5,777	1,295	17,053	2,041
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization	492	187	787	629
Deferred tax expense (benefit)	1,693	60	3,760	(175)
Allowance for doubtful debts	(75)	0	(18)	0
Loss (gain) on sale of property	0	0	1	0
Changes in assets and liabilities:
Decrease (increase) in trade accounts receivable	1,051	(966)	(8,620)	(2,217)
Decrease (increase) in inventories	256	435	(6,595)	1,269
Decrease (increase) in prepaid expenses and other current assets	662	(146)	(1,008)	404
Decrease (increase) in other assets	(29)	13	(463)	91
(Decrease) increase in trade accounts payable	(1,939)	235	2,589	2,720
(Decrease) increase in other current liabilities	1,301	(564)	9,567	(424)
(Decrease) increase in other long-term liabilities	209	51	718	93

Net cash provided by (used in) operating activities	9,398	600	17,771	4,431

Cash flows from investing activities
Additions to property and equipment	(495)	(31)	(670)	(283)
Payment for purchase of acquired intangible assets	0	0	(6,129)	0
Acquisition, net of cash received	0	0	(35)	0

Net cash used in investing activities	(495)	(31)	(6,834)	(283)

Cash flows from financing activities
Repayment of borrowings	(134)	(125)	(432)	(408)
Proceeds from issue of shares	0	0	72	0
Lease payments	0	(1)	0	(3)

Net cash provided by (used in) financing activities	(134)	(126)	(360)	(411)

Increase (decrease) in cash and cash equivalents	8,769	443	10,577	3,737
Impact of exchange rate movements on cash	(113)	(6)	6	(221)
Cash and cash equivalents at beginning of period	31,457	28,959	29,530	25,880

Cash and cash equivalents at end of period	40,113	29,396	40,113	29,396

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ICOS VISION SYSTEMS CORPORATION N.V.

Date: October 28, 2004	By:	/s/ Anton DeProft
	Name:	Anton DeProft
	Title:	President